Rule 12g3-2(b) File No. 82/5168

02028202

orange

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Orange SA
Siège social
6 place d'Alleray
75015 PARIS Cedex 15
France

SUPPL

21 Mars 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Alan Shedden
Assistant Company Secretary

SA au capital de € 4.814.562.890 - B 388 356 792 RCS Paris

Enclosures: Press release dated 21 March 2002 "Orange full year 2001 financial results"

4/10

Rule 12g3-2(b) File No. 82/5168

orange™

Orange SA
Siège social
6 place d'Alleray
75015 PARIS Cedex 15
France

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

21 Mars 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Alan Shedden
Assistant Company Secretary

Enclosures: Press release dated 21 March 2002 "Orange full year 2001 financial results"

21 March 2002

ORANGE FULL YEAR 2001 FINANCIAL RESULTS

- Strong operational performance
- Financial results ahead of expectations
  - First profit before tax, amortisation and minority interests
- Strategic decisions on Germany and Italy
- Accelerated financial targets

Operational Highlights

- Successful rebranding in 2001– France, Denmark. Five more countries to be rebranded in 2002
- Market leadership established in UK and extended in France
- Customer base up 29% to over 39 million; focus on quality customers
- Greatest customer loyalty in both of our core markets
- Encouraging trends on average usage and revenues
- Growth of non-voice revenues accelerating; SMS market leadership in UK and France
- Initial multimedia services using GPRS capability to be launched mid 2002; UMTS service launches planned end 2003

Financial Highlights

- Turnover up 25% on 2000[(1)] to €15,087m; EBITDA[(2)] up 86% to €3,288m; fourfold increase in operating income to €1,440m; first profit before tax, goodwill amortisation and minority interests of €386m (a €795m improvement on 2000)
- Rest of World turned EBITDA positive for the first time
- Results well ahead of consensus at time of flotation in February 2001
- Funds generated from operations more than doubled to over €2,448m
- Tangible capital expenditure more than covered by EBITDA in UK, France and for Orange Group as a whole

Financial Highlights (cont'd)

- Net debt[3] at 31 December 2001 of €6,214m
- Net debt to EBITDA ratio less than two times
- Write down of carrying value of MobilCom from €3,428m to zero
- Potential disposal of shareholding in Wind

Accelerated Financial Targets

- EBITDA margin[4] targets raised:
  - France now targeting 40% by 2003 or 2004 (IPO target of 35 to 40% by 2005)
  - UK now targeting 35% by 2003 or 2004 (IPO target of 35 to 40% by 2005)
  - Established Rest of World operations to achieve 35% EBITDA margin by 2003
  - Developing Rest of World operations to achieve positive EBITDA by 2003
- Peak funding requirements are expected to be less than €10bn by 2003 / 2004, significantly less than earlier forecasts

Notes:

(1) All references or comparisons to financial or operating data in respect of the twelve months ended 31 December 2000 relate to pro-forma information prepared as if the enlarged Orange group, which was created on 29 December 2000, had existed over that period

(2) EBITDA is after group costs of €190m in 2001 (2000 costs of €80m)

(3) Net debt at 31 December 2001 excludes vendor financing of €234m

(4) EBITDA *margins as a percentage of network revenues*

Commenting, Jean- François Pontal, Group Chief Executive, said:

"Orange has delivered a powerful operational and financial performance, which places us well ahead of expectations at the time we floated in February last year.

"This performance is the result of our constant focus on the customer and on delivering Orange's vision of the Wirefree™ future. Orange's brand is the expression of our vision, and the success of our rebranding again shows its power and customer appeal. We look forward to further building our operational momentum this year with five more countries being rebranded, the roll-out of new multimedia services exploiting GPRS capability and our progressive move towards even more advanced services on the UMTS platform.

"We have also taken difficult decisions on our investments in MobilCom and Wind. The first reflects both a prudent accounting position and the evolution of our strategic thinking on Germany. The second reflects the difficulty of extending a seamless Orange brand position into Italy and our desire to conserve Orange's financial strength to be able to act upon future opportunities."

Graham Howe, Deputy Chief Executive Officer and Chief Financial Officer, said:

"2001 was the first full year that the Orange Group was together in its current form and I am very pleased to be announcing such a strong set of financial results.

"At the operating income level, we achieved close to a fourfold increase over 2000, and our first annual profit before tax, goodwill amortisation and minority interests.

"We also made significant progress in delivering our vision, consistently, across our enlarged footprint.

"If anything, our leadership in France expanded following the successful rebranding of Itineris, and in the UK, we were confirmed as the number one operator, capturing a substantially increased share of market growth.

"Last year the group produced a very strong performance, operationally and financially. Targets have been accelerated, positive ARPU trends confirmed and non-voice revenues driven higher.

"We maintain our strong focus on quality customers and financial strength. Orange has a very strong balance sheet and this, combined with our fast growing cash flows, mean we are able to maintain our aim of network quality leadership in all our markets."

"The future's bright, the future's Orange."

For further information, please contact:

Orange SA Tel: 00 44 (0) 20 7984 1691
David Smyth, Group Director of Strategic and Investor Services
Patricia Lefranc, Senior Investor Relations Manager

Orange Media Centre Tel: 00 44 (0) 207984 2000
Denise Lewis, Group Director of Corporate Affairs
Niamh Byrne, Group Head of Global Media Relations

France Telecom Tel: 00 33 1 44 44 88 71
Bruno Janet, Senior Vice President Group Corporate Information
Nilou Ducastel, Group Press Director France Telecom

Citigate Dewe Rogerson Tel: 00 44 (0) 20 7638 9571
Anthony Carlisle (00 44 (0) 7973 611 888)

London and Paris, 21 March 2002: Orange today announced group financial results for the year ended 31 December 2001, the first full year of operation of the enlarged Orange Group.

Financial Highlights

Orange's turnover grew 25% on 2000[1] to €15,087m, and EBITDA[2][3] grew 86% during the year to €3,288m. This reflects strong margin growth in Orange's core markets and the move into positive EBITDA for the Rest of the World operations. Driven by this, operating income grew almost fourfold to €1,440m.

Interest expense was €438m, moving in line with Orange's average debt.

There were one-off non-operating items of €12m, and Orange's share of net losses in its affiliates increased to €604m. As in 2000, the largest single component of this was Wind, and there were increased start-up losses in MobilCom and TA Orange in Thailand.

After these items, Orange recorded its first annual profit before tax, goodwill amortisation and minority interests of €386m.

Orange has taken an exceptional impairment charge of €3,635m. The largest element of this was Mobilcom, where the carrying cost in the balance sheet was written-down from €3,428m to zero. This is a prudent accounting treatment reflecting the fact that certain events, in part outside Orange's direct control, need to happen. These include agreement on a viable business plan as well as external factors such as the likelihood of consolidation and the ability to trade spectrum.

There was also a goodwill write-down of €207m for Wildfire and Ananova. These businesses are playing a central role in the development and delivery of the Orange vision for Wirefree™ multimedia services. The write-down reflects the changes in market values of similar companies over the last two years.

Tax increased to €684m in 2001 in line with higher taxable profits in France. During 2001, progress was made in reducing the effective tax rate and other tax planning measures put in place during the year should deliver further benefits.

Goodwill amortisation fell to €556m following the dilution of our shareholding in Wind with the merger of Wind and Infostrada and a purchase price allocation exercise carried out during 2001.

The €3,635m exceptional impairment charge will reduce the goodwill amortisation charge in future periods by about €233 million per annum from the 2001 level.

After a small minority interest charge of €32m, the result was a recorded net loss before impairment of €886m for the year, a substantial improvement on 2000. After impairment charges, the net loss for the group was €4,521m.

Balance Sheet

At 31 December 2001, shareholders' equity was €18,830m and net debt[4] was €6,214m. The debt to EBITDA ratio was just under 2, down substantially from 2.85 at the end of 2000, helping Orange to retain one of the strongest balance sheets in the telecom sector.

Given the favourable movements in expected cash requirements, Orange now forecasts peak funding of its current Group to be less than €10bn in a 2003/2004 timeframe, significantly less than earlier forecasts.

Group Cash Flow

Funds generated from operations more than doubled to over €2,448m.

Tangible capital expenditure added to the balance sheet was €3,278m, and was covered by EBITDA in the UK as well as in France and for the group as a whole. Working capital movements reduced capex cash outflow to €3,018m.

Orange's network strategy remains unchanged, to offer the best in country network wherever the Orange brand operates.

In 2001, Orange acquired 3G licences in Denmark, Belgium and France for a total of €873m. In France, the fixed fee was reduced from €4.95bn to €619m.

Financial investments of €669m resulted from a capital increase in Wind and increased stakes in TA Orange, Orange Switzerland and Dutchtone. These were largely offset by proceeds from the sale of Orange's stake in KPN Orange.

The net result was a significant reduction in net overall cash outflow to €1,125m, compared to €10,058m for 2000.

Capital Expenditure

In France, tangible capital expenditure was down by 26% to €813m, representative of the interim phase before 3G rollout accelerates.

In the UK, capital expenditure increased by 12% to €1,266m as Orange continued to invest for capacity and coverage and started to prepare and acquire 3G sites.

In the Rest of the World, capital expenditure increased by 8% to €1,199m.

Between 2001 and 2003, it is expected that tangible capital expenditure will total around €11bn, €1bn lower than Orange's IPO forecast. This implies capex of around €4bn this year and next. In 2004, capex should also be around €4bn, giving €12bn for the 2002-2004 period. After that, capex should begin to fall.

With turnover growing rapidly, the capex to turnover ratio of 22% in 2001 should fall towards 11% by 2006. Beyond that, we expect it to fall below 10%.

Key Business Drivers

The group customer base grew by 29% in 2001 to a total of 39.3 million.

In Orange's core markets, there has been a consistent focus towards higher value customers, with a greatly increased proportion of contract customer growth since the middle of last year.

Growth in turnover is in line with customer growth, up by 25% on 2000 to €15,087m. Turnover growth will continue, driven by customer growth, increased voice revenues and non-voice usage, and Orange remains on track to meet a forecast turnover increase of around 15% in 2002.

Recurring GSM network revenues in 2001 increased by 31% to €13,434m, accounting for 89% of total revenues, compared to 85% last year.

Group EBITDA grew by 86% to €3,288m.

The Rest of the World operations collectively turned EBITDA positive, at €16m, much earlier than IPO targets.

The group EBITDA margin increased significantly to 24%.

Group EBITDA before the costs of customer growth grew by 28% in 2001 to €5,319m. Subscriber acquisition costs of €2,031m were 15% lower than 2000, despite gross additions increasing by 4%.

Orange France(5)

Turnover grew by 21% to €6,876m, and EBITDA increased by 43% to €2,185m, a greater euro increase than the previous year, representing a margin of 35%, up 4 percentage points from 2000.

At the time of the IPO, Orange announced its objective to reach 35% to 40% EBITDA margin in France by 2005. This target is now accelerated to 40% by 2003 or 2004.

Orange France widened its market lead with a 25% increase in its customer base to over 17.8 million. Its market share at 31 December 2001 was 48%.

Within this, the contract base increased to 9.4 million, 53% of its total base and 50% of the total French contract market.

The French market ended last year at 62% penetration, a growth rate of over 1% per month.

The rebranding and associated refocus on higher quality customers and service helped increase Orange France's share of total market growth to 48%, its highest share since 1996. The share of growth in the second half of 2001, following the rebranding, was 48.9%, 2 percentage points higher than in the first half of the year.

Overall churn[9] was 20.6%, with prepay customers showing an increase as inactivity levels grew. In the contract segment, churn decreased. As in the UK, Orange has the lowest churn in the market.

There was a modest increase in annual rolling contract usage[8], contributing to a compound annual growth of 5% since 1999. With some new targeted tariffs to come, usage is expected to accelerate. On prepay, usage decreased to 51 minutes, reflecting the rapid growth in the base and increasing inactivity levels.

Orange France's blended annual rolling ARPU[7] was €392 for 2001 (€426 in 2000), with the movement reflecting the rapid growth in the customer base. Quarterly rolling overall ARPU was €387 in Q4 2001, compared to €404 in Q3 2001, €394 in Q2 2001 and €384 in Q1 2001.

Orange France's contract annual rolling ARPU declined from €592 in 2000 to €583 in 2001, reflecting the popularity of its "Compte Mobile Orange" tariff, a hybrid contract / prepay offer, which is designed to attract regular revenue streams from the lower usage segment. Annual rolling ARPU on the France prepay base was €175 (€179 for 2000).

Overall average subscriber acquisition costs[10] were down by 13% to €135 and total subscriber acquisition costs fell to 13% of turnover with only a modest increase in retention costs. As the French market matures, and as Orange brand values encourage greater customer loyalty, retention costs are expected to increase, but Orange remains confident that these will stay within around 5% of turnover.

Selling, general and administrative costs increased to 27% of network revenues, in part as a consequence of the rebranding activity and associated focus on improving service quality.

Orange UK

In 2001, Orange became the UK's largest operator, measured in terms of active customers, with a reported base of 12.4 million and an estimated market share of active customers of 28.2% at the end of 2001. Orange UK also took 36.6% of the UK market reported growth during the year.

This has been achieved despite using the most stringent definition of active customers in the UK market. If Orange adopted the less stringent definition used by other UK operators, its UK customer numbers would be 656,000 higher than those currently reported.

Turnover increased by 27% to €5,337m, and EBITDA grew by 68% to €1,277m, driven by increasing network revenues and the declining influence of customer acquisition costs.

EBITDA margin was 28% of network revenues, substantially higher than the 23% seen in 2000.

As in France, Orange UK is accelerating its targets and now expects its EBITDA margin to reach 35% by 2003 or 2004. The IPO target was a margin of 35-40% by 2005.

The rapid rise in prepay customers has come to an end and the proportion of contract customers has once again been increasing. Whereas they represented only 7% of growth in the first quarter of 2001, contract customers were 75% of net connections in Q4 2001, and Orange won over 49% of growth in the UK contract market last year.

The active UK market ended the year at an estimated 75% penetration.

As with Orange France, Orange UK continues to have substantially lower churn than its competitors. Annual rolling underlying contract churn fell marginally to 15.2% during the year.

The increasing maturity of the prepay base has increased the proportion of those customers eligible to churn and, together with an increased provision for inactivity, prepay churn rose to 19.7%. (Using the more common, but less stringent, industry definition of inactivity would have meant that prepay churn was under 10%).

Annual rolling contract usage has continued to increase, up 11% in 2001 to 335 minutes. Since 1999, compound annual growth in usage has been 21%.

Prepay usage continued to decline as the impact of earlier rapid customer growth fed through. We expect that, as the prepay base matures, usage will begin to rise.

The usage trends are reflected in average revenue performance. Orange blended annual rolling ARPU moved from £280 in 2000 to £246 for 2001, again largely as a result of customer mix especially the higher proportion of prepay customers in the first half of the year. Quarterly rolling overall ARPU was £251 in Q4 2001, compared to £249 in Q3 2001, £237 in Q2 2001 and £248 in Q1 2001.

Annual rolling contract ARPU grew by 5% to £550 for 2001 compared with £525 in 2000. This has shown a compound annual growth rate of 5% since 1999. After stripping out non-voice revenues, contract average revenue from voice usage alone has increased steadily during the year and was £518 for the twelve months ended 31 December 2001. The compound annual growth rate on contract voice revenues has been 3% since 1999. Annual rolling prepay ARPU was £121 in December 2001 compared with £122 in June 2001 and £126 in December 2000.

The average cost of acquiring contract customers increased to £214 as competition increased. We expect these costs to remain stable in 2002. Prepay acquisition costs declined to £41 following the mid-year increase in the handset selling price. However, since the vast majority of prepay connections was in the first half of the year, the changes had a limited impact on the average cost in 2001. For 2002, prepay acquisition costs should decline below £30.

Customer acquisition costs fell from 19% of turnover in 2000 to 13% in 2001. We expect this rapid decline to continue, offset to some degree by increasing retention costs. These were 6% of turnover in 2001 and may remain around that level for a year or two.

As a proportion of network revenues (excluding subscriber acquisition costs), cost of sales was impacted by a stock provision on prepay handsets in the first half of the year as well as higher interconnect costs as mobile to mobile calls increased. Selling, general and administrative costs declined slightly as a proportion of network revenues (excluding subscriber acquisition costs).

Rest of World Operations

Orange's operations in the Rest of the World[(6)] continued to grow strongly, reflecting respective market maturity.

Orange's customer base in controlled subsidiaries outside France and the UK reached 9.1 million customers, an increase of 43% during the year.

Turnover in the Rest of the World totalled €2,941m last year, with Belgium and the Netherlands showing particularly strong growth.

Orange's Rest of the World operations turned EBITDA positive in 2001, well ahead of expectations, with an EBITDA of €16m, compared to an EBITDA

loss of €443m in 2000. This was achieved despite the restructuring and branding activity.

There were some good performances across the board, with a particularly strong improvement in Switzerland, which moved to a positive EBITDA of €7m in 2001 from an EBITDA loss of €336m in 2000.

Collectively, the three "established" countries - Slovakia, Belgium and Romania – made an EBITDA margin of 31% in 2001. Within that, MobilRom achieved an EBITDA margin of 53%, still growing strongly, and Globtel achieved an EBITDA margin of 38%. These act as benchmarks for our developing businesses as they grow.

In line with France and the UK, we expect more generally to see blended ARPU to stabilise, and increase over the longer term, as voice and non-voice usage both grow.

Overall tangible capex in our Rest of the World operations was €1,199m, with increases in most of the key countries as we roll out the highest quality networks in support of the brand.

Non-Voice Trends

Adoption and usage of non-voice services continued to show a steady upward movement.

In the UK, non-voice services accounted for 11.2% of network revenues with a 13% running rate in Q4 2001. Switzerland achieved over 10% of network revenues, and France increased to 6.7%. In all our operations, the proportion is rising strongly.

We retain our target of 25% of network revenues from non-voice services by 2005. We also believe that voice ARPU will be 5% higher in 2005 than it was last year.

SMS usage began to accelerate in France, where Orange's customers sent 1.5 billion messages last year, more than double the 2000 number. Growth was even faster in the UK where Orange's customers sent 5.2 billion messages. In both countries, Orange leads the SMS market.

In the UK, around 50% of prepay and over 60% of contract customers are regular SMS users. In France, the numbers are around 25% and 37%, growing consistently. These active SMS users are sending increasing numbers of messages: 60 per month on average for UK prepay customers and over 70 on the contract base. The equivalent French numbers are 37 and 32 respectively.

Group Financial Highlights
(for the twelve months ended 31 December 2001)

• Controlled customer base (at 31 December 2001)	39.3 million	+29% on 2000
• Turnover	€15,087m	+25%
• EBITDA	€3,288m	+86%
• Operating income	€1,440m	+276%
• Profit /(loss) before tax, goodwill amortisation and minority interests	€386m	2000[1] loss of €(409)m
• Balance sheet strength (at 31 December 2001)	Net debt[4] to EBITDA: 1.89	

Orange France

• Customer base	17.8 million	+25%
• Turnover	€6,876m	+21%
• EBITDA	€2,185m	+43%
• Operating income	€1,624m	+58%

- Orange widened its leadership in France

Orange UK

• Customer base	12.4 million	+26%
• Turnover	€5,337m	+27%
• EBITDA	€1,277m	+68%
• Operating income	€612m	+88%

- Orange established leadership in the UK

Rest of the World

• Customer base	9.1 million	+43%
• Turnover	€2,941m	+34%
• EBITDA	€16m	2000[1] loss of €(443)m
• Operating loss	€(606)m	2000[1] loss of €(891)m

	Twelve months ended 31 December (millions of €)	
	2001	2000[1] Pro forma (unaudited)
Profit and loss account data[1]		
Turnover		
France	6,876	5,690
UK	5,337	4,211
Rest of the World	2,941	2,193
Inter-segment eliminations	(67)	(35)
Total	15,087	12,059
Cost of sales	(5,815)	(5,358)
Selling, general and administrative costs	(5,942)	(4,902)
Research and development costs	(42)	(34)
EBITDA[2][3]		
France	2,185	1,529
UK	1,277	759
Rest of the World	16	(443)
Group costs	(190)	(80)
Total	3,288	1,765
Depreciation and amortisation (excluding goodwill amortisation)	(1,848)	(1,382)
Operating income / (loss)		
France	1,624	1,028
UK	612	326
Rest of the World	(606)	(891)
Group costs	(190)	(80)
Total	1,440	383
Interest expenses, net	(438)	(392)
Other non operating (expenses) / income, net	(12)	-
Equity in net loss of affiliates	(604)	(400)
Profit / (loss) before income taxes, goodwill amortisation and minority interests	**386**	**(409)**
Income taxes	(684)	(459)
Goodwill amortisation	(556)	(612)
Minority interests	(32)	159
Loss before impairment charge	**(886)**	**(1,321)**
Exceptional impairment charge	(3,635)	-
Net loss	**(4,521)**	**(1,321)**
Net loss per share before exceptional impairment charge	(0.18)	(0.28)
Net loss per share	(0.94)	(0.28)
Diluted net loss per share	(0.94)	(0.28)

	Twelve months ended 31 December (millions of €)	
	2001	2000[1] Pro forma (unaudited)
Selected cash flow data[1]		
Funds generated from operations	**2,448**	**1,084**
Purchase of property, plant, equipment and intangible assets (excluding UMTS licences)	(3,018)	(3,330)
Vendor financing	234	-
Purchase of UMTS licences	(873)	(7,268)
Changes in working capital	208	559
Free cash flow	**(1,001)**	**(8,955)**
Financial investments	(669)	(1,103)
Proceeds from the sale of investments	545	-
Change in net debt[4]	(1,125)	(10,058)

Selected balance sheet data (at period end)[1]	As at 31 December (millions of €)	
	2001	2000
Long-term assets	28,198	29,507
Shareholders' equity	18,830	22,499
Net debt [4]	6,214	5,038
Net debt to EBITDA ratio	1.89	2.85

	Twelve months ended 31 December 2001	2000[1] [13] Pro forma (unaudited)
Operating data		
France		
Customers (in thousands) (period end)	17,823	14,311
Contract	9,445	7,875
Prepay	8,378	6,436
GSM network revenues (€ in millions)[12]	6,234	5,017
Equipment sales revenues (€ in millions)	615	605
Other revenues (€ in millions)	27	68
Total turnover (€ in millions)	6,876	5,690
Annual average revenue per user (€)[7]	392	426
Contract	583	592
Prepay	175	179
Monthly average usage per user (minutes)[8]	138	147
Contract	213	207
Prepay	51	58
Churn[9]	20.6%	20.5%
Contract	18.6%	22.7%
Prepay	23.4%	17.2%
Subscriber acquisition costs per connection (€)[10]	135	155
Contract	201	226
Prepay	79	96
UK		
Customers (in thousands) (period end)	12,387	9,834
Contract	3,761	3,077
Prepay	8,626	6,757
GSM network revenues (€ in millions)[12]	4,590	3,300
Equipment sales revenues (€ in millions)	736	839
Other network revenues (€ in millions)	11	72
Total turnover (€ in millions)	5,337	4,211
Annual average revenue per user (£)[7]	246	280
Contract	550	525
Prepay	121	126
Monthly average usage per user (minutes)[8]	138	159
Contract	335	303
Prepay	57	68
Churn[9]	18.4%	9.2%
Contract underlying (including migrations)	15.2% (26.3%)	15.5% (23.8%)
Prepay	19.7%	5.3%
Subscriber acquisition costs per connection(£)[10]	100	83
Contract	214	196
Prepay	41	49

Rest of the World Data

The number of customers, turnover and EBITDA for our principal subsidiaries included in the Rest of the World segment for the twelve months ended 31 December 2001 and 2000 are set out in the table below:

	Twelve months ended 31 December	
	2001	2000[1] Pro forma (unaudited)
The Netherlands — Dutchtone		
Customers (in thousands) (period end)	1,114	1,023
Turnover (€ in millions)	363	215
EBITDA (€ in millions)	(277)	(277)
Slovakia — Globtel		
Customers (in thousands) (period end)	1,205	617
Turnover (€ in millions)	235	176
EBITDA (€ in millions)	82	64
Denmark — Orange Denmark		
Customers (in thousands) (period end)	600	517
Turnover (€ in millions)	194	159
EBITDA (€ in millions)	(60)	(69)
Romania — MobilRom		
Customers (in thousands) (period end)	1,637	1,222
Turnover (€ in millions)	378	297
EBITDA (€ in millions)	197	143
Belgium — Mobistar		
Customers (in thousands) (period end)	2,547	1,800
Turnover (€ in millions)	881	607
EBITDA (€ in millions)	153	76
Switzerland — Orange Communications		
Customers (in thousands) (period end)	925	786
Turnover (€ in millions)	587	479
EBITDA (€ in millions)	7	(336)
Other Rest of the World		
Customers (in thousands) (period end)	1,033	391
Turnover (€ in millions)	303	260
EBITDA (€ in millions)	(86)	(44)
Total Rest of the World[6]		
Customers (in thousands) (period end)[11]	9,061	6,356
Turnover (€ in millions)	2,941	2,193
EBITDA (€ in millions)	16	(443)

Notes

(1) **Basis of preparation**:

As a result of the inception of the Group on 29 December 2000, the following financial information is presented:

- the audited consolidated financial statements as at 31 December 2001;
- the audited consolidated financial statements as at 31 December 2000;
- the unaudited pro forma consolidated income statement and cash flow for the twelve-month period ended 31 December 2000.

The Group's consolidated financial statements, pro forma consolidated income statement and cash flow have been prepared in accordance with French generally accepted accounting principles as they are applied by the Group.

Pro forma income statement and cash flow for the twelve-month period ended at 31 December 2000

To enable comparison with the audited consolidated income statement and cash flow for the twelve-month period ended 31 December 2001, an unaudited pro forma consolidated income statement and selected cash flow data are presented for the twelve-month period ended 31 December 2000.

Preparation of the pro forma income statement and selected cash flow data for the twelve-month period ended 31 December 2000

The Group's pro forma consolidated income statement and selected cash flow data for the twelve months ended 31 December 2000 are intended to reflect the Group's results of operations as if the Group, which was created on 29 December 2000, had existed over that period. The Group's pro forma consolidated income statement and cash flow are presented for illustrative purposes only and are not necessarily indicative of what the Group's results of operations would have been had the Group's inception occurred at an earlier date.

Operations legally transferred to the Group before 31 December 2000 have been consolidated or accounted for under the equity method for the twelve-month period ended 31 December 2000, based on the Group's ownership interest at 31 December 2000. The Group's investments in KPN Orange N.V. ("KPNO") and Hutchison Telecommunications GmbH ("HTG"), are accounted for as non consolidated investments. In February 2001, the Group sold its 50% interest in KPNO to KPN Mobile.

Borrowings contracted to finance (i) the acquisition of assets from France Telecom at the Group's inception and, (ii) the UK and Dutch UMTS licences and, iii) the investments in TA Orange (formerly BITCO) and Ananova are deemed to have been extinguished by the share capital increases of Orange plc and the Company. Consequently, interest expenses incurred on these borrowings are not reflected in the pro forma consolidated income statement. The remaining cash balance resulting from the above-mentioned share capital increases is deemed to have been placed with France Telecom only from the second half of 2000. Accordingly, no related interest revenues have been reflected in the pro forma consolidated income statement for the twelve-month period ended 31 December 2000.

Financial statements used for the preparation of the pro forma income statement and selected cash flow data for the twelve-month period ended 31 December 2000

The Group's pro forma consolidated income statement has been prepared on the basis of:

a. Orange France's audited 2000 full-year financial statements as restated under the Group's accounting policies as necessary.

b. Orange plc's audited 2000 full-year financial statements as restated under the Group's accounting policies as necessary and adjusted to exclude the €53 million extraordinary items net of tax, incurred during the twelve-month period ended 31 December 2000, as such extraordinary items comprise non-recurring costs associated with the change of control of Orange plc in 2000.

c. Audited 2000 full-year financial statements of France Telecom's and Orange plc's European and international mobile subsidiaries, jointly controlled entities, associates and investees.

No synergies have been reflected in the pro forma income statement.

(2) Earnings before interest, taxes, depreciation and amortisation ("EBITDA") is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results.

(3) Group EBITDA is after group costs of €190m in 2001 (2000 costs of €80m).

(4) Net debt at 31 December 2001 excludes vendor financing of €234m .

(5) Orange France includes Metropolitan France, Orange Caraïbe and Orange Réunion.

(6) Includes Orange's controlled subsidiaries outside of France and the UK as well as OrangeWorld.

(7) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, visitor roaming, access fees and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(8) Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of our customers during the same period. It is quoted in minutes on a usage per customer per month basis.

(9) Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily, (excluding fraudulent connections and money back returns) for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:

a. For Orange UK, customers migrating between contract and prepay product categories are included in individual product churn but do not impact total churn as they remain Orange UK customers. Customer disconnections which occur during the money-back guaranteed 14-day trial period are not included in churn and we exclude from churn those connections

which, in our view, do not result in active customers, including as a result of prepay handset upgrades or the removal of handsets from the UK market. Prepay customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

b. For Orange France churn includes those customers leaving the Orange network, migrations between contract and prepay and those customers upgrading their handsets via an indirect channel. Prepay customers are treated as having churned after six months if they do not "recharge" their account during this six month period.

Going forward, the Group definition, currently applied in Orange UK, will be progressively applied throughout our businesses.

(10) Subscriber acquisition costs are included partly in "Cost of sales" and the balance in "Selling, general and administrative expenses" and are expensed as incurred. We analyse subscriber acquisition costs separately by subtracting the revenue we receive from handset sales from our total cost of handsets included in cost of sales. We then add that amount to the commissions that we pay to distributor channels and that are included in selling, general and administrative expenses. To calculate annual average subscriber acquisition costs, we then divide this total for a 12 month period by the total number of connections (including in the United Kingdom connections of prepay upgraded handsets and those removed from the United Kingdom) less disconnections under a money back trial period and attempted fraudulent connections in the United Kingdom for the 12 month period. Subscriber acquisition costs are quoted on a per connection basis.

(11) Includes all of the customers of our controlled wirefree operations. We do not include the subscribers of companies in which we have a minority interest, such as Wind or MobilCom, nor customers from our service provider subsidiaries such as our former UK service provider.

(12) Network revenues include access charges and usage fees.

(13) Orange France's contract and prepay 2000 operating data has been restated for the reclassification of Compte Mobile Orange customers from contract to prepay. In addition, contract and overall SACs and churn have been restated to exclude transfers between contract tariffs, where the customer keeps the same handset.

This document contains forward-looking statements. Although Orange believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; wirefree telecommunications usage levels; the availability, terms and deployment of capital for Orange; general economic and market conditions, particularly with respect to the telecommunications sector; and the effect and outcome of UMTS licensing, roll out and performance. The forward-looking statements contained in this document speak only as of the date of this document and Orange does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.